FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----              -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )

                                 Yes        No   X
                                     -----     -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

An announcement on entering into an agreement with Shaanxi Coal Group for purchase of coal by Huaneng Power International, Inc. (the "registrant") in English made on November 15, 2004 by the registrant.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                              HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                 --------------




                              Name:    Huang Long

                              Title: Company Secretary



Date:     November 15, 2004


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                               [GRAPHIC OMITTED]

 (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)
                     ENTERING INTO COAL SUPPLY AGREEMENT

-------------------------------------------------------------------------------
On 12th November 2004, the Company entered into an agreement with Shaanxi Coal Group for purchase of coal.
-------------------------------------------------------------------------------

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") entered into an agreement with Shaanxi Coal Group Company ("Shaanxi Coal Group") on 12th November 2004, pursuant to which Shaanxi Coal Group will be providing the Company with high-quality thermal coal amounting to 5.29 million tonnes, 6.09 million tonnes and 8.25 million tonnes, respectively for each of three years from 2005 to 2007. The Company and Shaanxi Coal Group have determined the basic coal price for 2005, and the price increase/decrease ranges for the years thereafter.

Shaanxi Coal Group is an independent third party not connected to the Company as defined in the Listing Rules and the transaction as contemplated by the aforesaid coal supply agreement does not constitute notifiable transaction or connected transaction under the Chapter 14 and Chapter 14A of the Listing Rules.

                                                          By Order of the Board
                                                                Huang Long
                                                             Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)                            Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)                          Zheng Jianchao (Independent director)
Huang Yongda (Executive director)                               Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                                Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)                           Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
15th November 2004